14049783

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 31 2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andrew Garrett Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th St 11th Floor
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jannelle Cannizzaro — 212-682-8833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blanchfield, Meyer,Kober and Rizzo LLP
(Name – *if individual, state last, first, middle name*)

1200 Veterans Highway	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/1

OATH OR AFFIRMATION

I, James Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrew Garrett Inc, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CAO

Title

Notary Public

PETER TAKANTZAS
Notary Public, State of New York
Qualified in Queens County
Reg. #01TA6258596
My Comm. Exp. 03/26/20[illegible]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER TAKANTZAS
Notary Public, State of New York
Qualified in Queens County
Reg. #01TA6258596
My Comm. Exp. 03/26/201[illegible]

ANDREW GARRETT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013
with
INDEPENDENT AUDITORS' REPORT

BLANCHFIELD, MEYER, KOBER & RIZZO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

ANDREW GARRETT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013
with
INDEPENDENT AUDITORS' REPORT

BMKR, LLP
Certified Public Accountants

ANDREW GARRETT, INC.

For the year ended December 31, 2013

C O N T E N T S

BMKR, LLP
Certified Public Accountants

BMKR, LLP
Certified Public Accountants

1200 Veterans Memorial Hwy., Suite 350
Hauppauge, New York 11788

T 631 293-5000
F 631 234-4272
www.bmkr.com

Thomas G. Kober, CPA
Alfred M. Rizzo, CPA
Joseph Mortimer, CPA

Charles W. Blanchfield, CPA (Retired)
Bruce A. Meyer, CPA (Retired)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of Andrew Garrett, Inc

We have audited the accompanying statement of financial condition of Andrew Garrett, Inc as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Andrew Garrett, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Blanchfield, Meyer, Kober and Rizzo LLP
Blanchfield, Meyer, Kober & Rizzo LLP

Hauppauge, NY

March 26, 2013

ANDREW GARRETT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets	
Cash and cash equivalents	$ 375,473
Deposit with clearing organization	50,000
Receivables from broker dealers and clearing organizations	1,116,865
Prepaid expenses	131,245
Property and equipment, net	-
Other receivables	478,299
Other securities	12
Security deposits	78,977
Total assets	$ 2,230,871
Liabilities and stockholders' equity	
Liabilities:	
Accrued commissions	$ 645,197
Accounts payable and accrued expenses	525,552
Deferred revenues	46,573
Total current liabilities	1,217,322
Commitments, contingencies and guarantees:	
Subordinated borrowings	200,000
Stockholders' equity:	
Common stock- no par value; voting; 1,000 shares issued and outstanding	445,336
Additional paid-in capital	4,375,408
Accumulated deficit	(4,007,195)
Total stockholders' equity	813,549
Total liabilities and stockholders' equity	$ 2,230,871

See independent auditors report and notes to financial statement.

1. Organization and nature of business

Andrew Garrett, Inc. ("the Company") formerly known as Midwest Discount Brokers, Inc., was incorporated in the State of Missouri on March 18, 1992. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker-dealer in July 1992. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

In November 2001, the Company merged with Andrew Garrett Acquisition Corporation. Andrew Garrett Acquisition Corporation, a Delaware Corporation, and affiliate of Andrew Garrett Holding Corporation D/B/A Andrew Garrett, Inc. of New York, was formed for the sole purpose of acquiring all of the outstanding common stock of the existing Midwest Discount Brokers, Inc. Immediately subsequent to the acquisition of the stock of Midwest Discount Brokers, Inc., the two Corporations completed a merger of the two existing Corporations. At the time of the merger, Andrew Garrett Acquisition Corporation had no assets or liabilities; all assets having been expended in the stock acquisition and no liabilities incurred in said stock acquisition.

Upon completion of the merger the surviving entity cancelled all of the prior outstanding stock certificates; changed the authorized share of common stock from the prior authorized common stock to 1,000 shares of no par value stock and issued the new 1,000 shares. The surviving entity changed its corporate name from "Midwest Discount Brokers, Inc." to "Andrew Garrett, Inc." and filed the election with the Secretary of State for the Company to operate under the name "Andrew Garrett, Inc." to facilitate the continuing operations with customers and suppliers.

2. Summary of significant accounting policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Accounting standards

During 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became effective and superseded prior existing financial accounting standards and is now the single source of authoritative U.S. generally accepted accounting principles (GAAP). The Codification does not change previous GAAP and, accordingly, its adoption did not have a material impact on the Company's financial statements.

2. Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Securities transactions

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Investment banking

Investment banking fee income represents fees earned from providing merger and acquisition, financial restructuring advisory services, and acting as sales agent for issuing company's securities.

2. Summary of significant accounting policies (continued)

Property and equipment

Property and equipment are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Income taxes

Income taxes are based on taxable income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the year ended December 31, 2013 was $12,436.

Subsequent events

In accordance with FASB ASC Topic 855, subsequent events (after December 31, 2013) have been evaluated through March 26, 2014, which is the date the financial statements were available to be issued.

3. **Fair value measurements**

The Company adopted provisions of *Fair Value Measurements and Disclosures* (ASC Topic 820). Topic 820 defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of inputs used to develop the fair value measures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value.

Equities – valued at the net asset value ("NAV") of shares held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Equities	$ 12	$ --	$ --	$ 12

4. **Receivable from and deposit with clearing organization**

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2013 and received in January 2014. The minimum deposit of $50,000 with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Amounts receivable from clearing organizations at December 31, 2013 amounted to $1,116,864.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

5. **Property and equipment**

Property and equipment are summarized as follows:

Furniture and equipment	$ 469,985
Improvements	9,447
Less: accumulated depreciation	(479,432)
	$ 0

Depreciation expense for the year ended December 31, 2013 amounted to $8,502.

6. **Subordinated borrowings**

The Company has a subordinated loan agreement with RBC Correspondent Services, a division of RBC Capital Markets Corporation in the amount of $200,000. FINRA has found the referenced agreement acceptable as a satisfactory subordination agreement effective as of December 31, 2013. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.

7. Income taxes

The provision for income taxes is summarized as follows:

Current tax expense:	
Federal	$ --
State	25,774
Total provision for income taxes	$ 25,774

At December 31, 2013 the Company had federal net operating loss carry-forwards of approximately $71,000 that can be deducted against future taxable income that expire in 2029, approximately $821,000 that expire in 2030 and approximately $309,000 that expire in 2033.

8. Net capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013, the Company had net capital of $325,025, which was $225,025 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 3.6020 to 1 as of December 31, 2013.

9. Commitments and contingencies

The Company leases 2 offices under long-term leases which expire through 2015 and several other offices on a month-to-month basis. Total rent expense under these operating leases for the year ended December 31, 2013 was $650,789.

Future minimum annual rental payments, exclusive of escalation payments for taxes under operating leases are as follows:

Year-ending December 31:	
2014	491,953
2015	81,992
	$573,945

10. Pending litigation, Claims, and Assessments

The company currently has three active litigations/arbitrations pending. The complaining parties have alleged claims asserting breaches of contractual, statutory and common law obligations. The company denies each and every claim and is vigorously defending the same. No amount has been accrued in the financial statements since the outcome of these matters are still uncertain.